SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        --------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
-----   OF 1934 (NO FEE REQUIRED) for the year ended December 31, 1996.

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
-----    ACT OF 1934 (NO FEE  REQUIRED)  for the  period  from  ____________  to
         __________.

                           Commission file number: [ ]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     STORAGE USA, INC. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  STORAGE USA, INC.
                  10440 Little Patuxent Parkway, Suite 1100
                  Columbia, Maryland 21044


Required Information

1.       Audited Statements of Net Assets Available for Plan Benefits
         - December 31, 1996 and 1995 (attached).

2.       Audited Statements of Changes in Net Assets Available for Plan Benefits
         - For the years ended December 31, 1996, 1995, and 1994 (attached).

                                STORAGE USA, INC.
                                   401(K) PLAN


                       for each of the three years ended
                      in the period ended December 31, 1996
















            REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES

                          STORAGE USA, INC. 401(K) PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                    -------

                                                                       Page(s)
                                                                       -------

Report of Independent Accountants                                         1

Financial Statements:
   Statements of Net Assets Available for Plan
         Benefits with Fund Information as of
         December 31, 1996 and 1995                                     2 -  3

   Statements of Changes in Net Assets Available
         for Plan Benefits with Fund Information
         for the years ended December 31, 1996, 1995 and 1994           4 -  6

   Notes to Financial Statements                                        7 - 10

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for
         Investment Purposes as of December 31, 1996 and 1995          11 - 12


   Item 27d - Schedule of Reportable  Transactions
         for the years ended December 31, 1996 and 1995                13 - 14

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustees of
Storage USA, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits with fund information of the Storage USA, Inc. 401(k) Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits with fund information for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits with fund information as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits with fund information for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 11 through 14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Coopers & Lybrand L.L.P.

Baltimore, Maryland
July 11, 1997


                                                    STORAGE USA, INC. 401(K) PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                          December 31, 1996

                                  Equity      Global        U.S.       Growth and                   Money       Storage
                                  Income      Growth     Government      Income        Voyager      Market        USA
                                   Fund        Fund         Fund          Fund          Fund         Fund        Stock      Total
                                   ----        ----         ----          ----          ----         ----        -----      -----
Investments, at fair value      $262,279    $302,646       $82,815       $400,340     $395,135     $115,567     $16,282  $1,575,064
                                --------    --------       -------       --------     --------     --------     -------  ----------

Contributions receivable:
     Employee                      7,350       8,475         1,718         10,153       16,165        4,245       2,386      50,492
     Employer                     37,889      41,715        13,710         49,475       54,164      110,870      19,456     327,279
                                --------    --------       -------       --------     --------     --------     -------  ----------
                                  45,239      50,190        15,428         59,628       70,329      115,115      21,842     377,771
                                --------    --------       -------       --------     --------     --------     -------  ----------

Net assets available for
     plan benefits              $307,518    $352,836       $98,243       $459,968     $465,464     $230,682     $38,124  $1,952,835
                                ========    ========       =======       ========     ========     ========     =======  ==========


                              The accompanying notes are an integral part of the financial statements.

                                                                 2


                                                    STORAGE USA, INC. 401(K) PLAN
                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                          December 31, 1995

                                  Equity         Global        U.S.        Growth and                        Money
                                  Income         Growth     Government       Income          Voyager         Market
                                   Fund           Fund         Fund           Fund            Fund            Fund        Total
                                   ----           ----         ----           ----            ----            ----        -----

Investments, at fair value        $120,574       $129,873      $49,049       $184,999        $147,694       $34,679      $666,868
                                  --------       --------      -------       --------        --------       -------      --------

Contributions receivable:
  Employee                           3,988          4,394        1,875          6,317           5,519         1,839        23,932
  Employer                          30,999         34,131       13,161         41,194          30,188        39,074       188,747
                                  --------       --------      -------       --------        --------       -------      --------
                                    34,987         38,525       15,036         47,511          35,707        40,913       212,679
                                  --------       --------      -------       --------        --------       -------      --------
Net assets available
     for plan benefits            $155,561       $168,398      $64,085       $232,510        $183,401       $75,592      $879,547
                                  ========       ========      =======       ========        ========       =======      ========


                              The accompanying notes are an integral part of the financial statements.

                                                                 3


                                                 STORAGE USA, INC. 401 (K) PLAN
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                              for the year ended December 31, 1996


                                             Equity      Global      U.S.     Growth and             Money
                                             Income      Growth   Government    Income    Voyager    Market  Storage USA
                                              Fund        Fund       Fund        Fund       Fund      Fund      Stock       Total
                                              ----        ----       ----        ----       ----      ----      -----       -----
Additions to net assets attributed to:
   Contributions:
     Employee                               $ 84,703    $134,000  $ 30,494     $140,639  $202,770   $ 37,632   $12,817  $  643,055
     Employer                                 48,441      51,992    17,895       63,427    66,653    115,591    20,633     384,632
                                            --------    --------  --------     --------  --------   --------   -------  ----------

         Total Contributions                 133,144     185,992    48,389      204,066   269,423    153,223    33,450   1,027,687
                                            --------    --------  --------     --------  --------   --------   -------  ----------

Investment Income:
   Interest and dividends                      4,330      20,772     3,976       31,410    26,127      4,516       112      91,243
   Net realized and unrealized appreciation
        (depreciation) in fair value
         of investments                       33,179      12,984    (1,117)      28,204       862      -         1,355      75,467
                                            --------    --------  --------     --------  --------   --------   -------  ----------

                                              37,509      33,756     2,859       59,614    26,989      4,516     1,467     166,710
                                            --------    --------  --------     --------  --------   --------   -------  ----------

         Total Additions                     170,653     219,748    51,248      263,680   296,412    157,739    34,917   1,194,397
                                            --------    --------  --------     --------  --------   --------   -------  ----------

Deductions:
   Benefits paid to participants              13,664      29,089    10,916       30,385    17,079     19,976      -        121,109
                                            --------    --------  --------     --------  --------   --------   -------  ----------

Net increase prior to other activity         156,989     190,659    40,332      233,295   279,333    137,763    34,917   1,073,288
Interfund transfers                           (5,032)     (6,221)   (6,174)      (5,837)    2,730     17,327     3,207       -
                                            --------    --------  --------     --------  --------   --------   -------  ----------

         Net Increase                        151,957     184,438    34,158      227,458   282,063    155,090    38,124   1,073,288

Net assets available for plan benefits:
   Beginning of year                         155,561     168,398    64,085      232,510   183,401     75,592      -        879,547
                                            --------    --------  --------     --------  --------   --------   -------  ----------

   End of year                              $307,518    $352,836  $ 98,243     $459,968  $465,464   $230,682   $38,124  $1,952,835
                                            ========    ========  ========     ========  ========   ========   =======  ==========

                            The accompanying notes are an integral part of the financial statements.

                                                                 4


                                                 STORAGE USA, INC. 401 (K) PLAN
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                               for the year ended December 31, 1995


                                         Equity      Global        U.S.        Growth and                 Money
                                         Income      Growth     Government       Income       Voyager     Market
                                          Fund        Fund         Fund           Fund         Fund        Fund        Total
                                          ----        ----         ----           ----         ----        ----        -----
Additions to net assets
   attributed to:
 Contributions:
  Employee                              $ 48,953    $ 65,314      $25,027      $ 80,905      $ 75,076       $18,136    $313,411
  Employer                                38,136      42,014       16,507        51,833        37,228        41,782     227,500
                                        --------    --------      -------      --------      --------       -------    --------

       Total contributions                87,089     107,328       41,534       132,738       112,304        59,918     540,911
                                        --------    --------      -------      --------      --------       -------    --------

Investment income:
 Interest and dividends                    2,201       6,585        2,188        10,492         8,226           963      30,655
 Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments          21,242       8,503        2,645        25,696        24,458        (1,220)     81,324
                                        --------    --------      -------      --------      --------       -------    --------
                                          23,443      15,088        4,833        36,188        32,684          (257)    111,979
                                        --------    --------      -------      --------      --------       -------    --------

       Total additions                   110,532     122,416       46,367       168,926       144,988        59,661     652,890
                                        --------    --------      -------      --------      --------       -------    --------

Deductions:
 Benefits paid to participants            11,645      14,057        4,707        12,604        18,233         3,264      64,510
                                        --------    --------      -------      --------      --------       -------    --------

Net increase prior to
    other activity                        98,887     108,359       41,660       156,322       126,755        56,397     588,380

Interfund transfers                         (715)     (1,567)        (957)         (596)       (1,632)        5,467
                                        --------    --------      -------      --------      --------       -------    --------

       Net increase                       98,172     106,792       40,703       155,726       125,123        61,864     588,380

Net assets available for plan
     benefits:
 Beginning of year                        57,389      61,606       23,382        76,784        58,278        13,728     291,167
                                        --------    --------      -------      --------      --------       -------    --------

 End of year                            $155,561    $168,398      $64,085      $232,510      $183,401       $75,592    $879,547
                                        ========    ========      =======      ========      ========       =======    ========


                            The accompanying notes are an integral part of the financial statements.

                                                                 5




                                                                 STORAGE USA, INC. 401(K) PLAN
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                                             for the year ended December 31, 1994


                                         Equity       Global         U.S.        Growth and                 Money
                                         Income       Growth      Government       Income       Voyager    Market
                                          Fund         Fund          Fund           Fund         Fund       Fund         Total
                                          ----         ----          ----           ----         ----       ----         -----
Additions to net assets
   attributed to:
 Contributions:
  Employee                               $37,400      $39,002       $14,886       $49,264       $38,072      $ 7,270     $185,894
  Employer                                23,247       25,463        11,098        30,984        20,657        6,139      117,588
                                         -------      -------       -------       -------       -------      -------     --------

       Total contributions                60,647       64,465        25,984        80,248        58,729       13,409      303,482
                                         -------      -------       -------       -------       -------      -------     --------

Investment income:
 Interest and dividends                      577        1,095           366         1,899         1,421          103        5,461
 Net realized and unrealized
    appreciation (depreciation)
    in fair value of investments            (535)      (1,538)         (386)       (2,195)         (324)        -          (4,978)
                                         -------      -------       -------       -------       -------      -------     --------
                                              42         (443)          (20)         (296)        1,097          103          483
                                         -------      -------       -------       -------       -------      -------     --------

       Total additions                    60,689       64,022        25,964        79,952        59,826       13,512      303,965
                                         -------      -------       -------       -------       -------      -------     --------

Deductions:
 Benefits paid to participants             2,630        2,066         1,953         2,908         2,334          907       12,798
                                         -------      -------       -------       -------       -------      -------     --------

Net increase prior to
    other activity                        58,059       61,956        24,011        77,044        57,492       12,605      291,167

Interfund transfers                         (670)        (350)         (629)         (260)          786        1,123         -
                                         -------      -------       -------       -------       -------      -------     --------

       Net increase                       57,389       61,606        23,382        76,784        58,278       13,728      291,167

Net assets available for plan
    benefits:
 Beginning of year                          -            -             -             -             -            -            -
                                         -------      -------       -------       -------       -------      -------     --------

End of year                              $57,389      $61,606       $23,382       $76,784       $58,278      $13,728     $291,167
                                         =======      =======       =======       =======       =======      =======     ========


                                                       See accompanying notes.

                                                                 6


                         STORAGE USA, INC. 401 (K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   ----------


1.       Description of Plan:
         -------------------

         The following description of the Storage USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General:
         -------

         The Plan commenced its operations effective January 1, 1994. The Plan is a defined contribution plan covering all eligible full time employees of Storage USA, Inc. (the "Company") who have completed six months of service, which allows participants to make direct contributions to the following Putnam Investment's mutual fund options:
         Equity Income, Global Growth, U.S. Government, Growth and Income, Voyager, Money Market and to Company Stock. The participant may direct employee contributions in 5 percent increments in any or all of the available options. Participants may change their investment options at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions:
         -------------

         Employee contributions are voluntary and are allowed up to a maximum of 15% of their compensation. These contributions are invested at the participant's election. Each year the Company is obligated to make a matching contribution on the employee's behalf equal to 50% of the participant's contribution to the Plan, up to 2% of the participant's compensation. Additionally, the employer can elect to make a discretionary contribution on an annual basis. For the 1996, 1995 and 1994 plan years, the Company matched 3% of the participant's annual compensation.

         Vesting:
         -------

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. An eligible employee is 100 percent vested after 6 years of service. Prior to 6 years of service, vesting occurs at 20 percent per year, beginning in the second year of service.

         Participant's Accounts:
         ----------------------

         Earnings are allocated to the account of each participant in the ratio of each participant's account balance to the total of all participant account balances for such year.

         Payment of Benefits:
         -------------------

         Participants shall receive, at retirement age, the amount equal to the vested value of their account in a lump-sum or in equal annual installments. In the event of financial hardship, earlier withdrawals may be granted. Benefits are recorded when paid.

                                   Continued

                         STORAGE USA, INC. 401 (K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------


1.       Description of Plan, continued:
         -------------------

         Forfeited Accounts:
         ------------------

         At December 31, 1996, 1995 and  1994,   forfeited   nonvested  accounts
         totaled approximately $26,635, $7,000 and $1,200, respectively.   These
         accounts will be used to reduce future employer contributions.


2.       Summary of Significant Accounting Policies:
         ------------------------------------------

         Use of Estimates in Preparing Financial Statements:
         --------------------------------------------------

         In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

         Investment Valuation:
         --------------------

         The Plan's investments are held by a third party custodian. Mutual funds investments are valued at the net asset value reported for the last day of the year. The Company Stock is valued at its quoted market price.

         Net Appreciation/Depreciation of Investments:
         --------------------------------------------

         The Plan presents in the statement of changes in net assets available for plan benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Interest and Dividend Income:
         ----------------------------

         Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

         Administrative Expenses:
         -----------------------

         During 1996, 1995 and 1994, administrative expenses of approximately $15,100, $7,400 and $7,000, respectively, were paid by the Company.

                                    Continued

                         STORAGE USA, INC. 401 (K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------


3.      Related Party Transactions:
        --------------------------

         Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.



4.       Plan Termination:
         ----------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


5.       Tax Status:
         ----------

         The Plan is awaiting a determination letter from the Internal Revenue Service, but management believes the Plan qualifies under Sections 401(a) and 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax regulations.


6.       Concentration of Credit Risk:
         ----------------------------

         Financial   instruments   which   potentially   subject   the  Plan  to
         concentration of credit risk are the Putnam Investments investment funds. The plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.


7.       Obligations for Terminated Participants:
         ---------------------------------------

         Net assets available for Plan benefits as of December 31, 1996 and 1995
         included   $82,652  and  $24,530,   respectively,   due  to  terminated
         participants.


8.       Plan Amendment:
         --------------

         The Plan was amended on December 6, 1995 to allow the Company to make its contributions and matching contributions in the Company's common stock. The amendment also allowed the addition of the Company's common stock as an investment option under the Plan. Use of the Company's common stock did not occur during the 1995 Plan year.

                                    Continued

                         STORAGE USA, INC. 401 (K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------


9.       Reconciliation of Financial Statements to Form 5500:
         ---------------------------------------------------

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1996:

         Net assets available for plan benefits per the
             financial statements                                  $1,952,835
         Less:  Amounts allocated to contributions
             receivable                                              (377,771)
         Net assets available for benefits per the                 ----------
             Form 5500                                             $1,575,064
                                                                   ==========



         The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 1996:

         Contributions per the financial statements                $1,027,687

         Less:  Change in contributions receivable                   (165,092)
                                                                   ----------
         Contributions per the Form 5500                           $  862,595
                                                                   ==========



         Contributions are recorded on the Form 5500 when paid.

                             SUPPLEMENTAL SCHEDULES
                                     -------


                                          STORAGE USA, INC. 401 (K) PLAN
                                 Item 27a - Schedule of Assets Held for Investment
                                          Employer ID Number: 62-1251239
                                                 Plan Number: 001
                                                 December 31, 1996
                                                      -------

                                 Description                     Number of                               Current
Identity of Issuer              of Investments                 Shares / Units        Cost                 Value
------------------              --------------                 --------------        ----                 -----
Putnam Mutual Fund             Equity Income Fund                   20,051         $212,104             $262,279

Putnam Mutual Fund             Global Growth Fund                   28,450          286,384              302,646

Putnam Mutual Fund             U.S. Government Fund                  6,470           81,656               82,815

Putnam Mutual Fund             Growth and Income Fund               22,381          354,775              400,340

Putnam Mutual Fund             Voyager Fund                         25,164          375,409              395,135

Putnam Mutual Fund             Money Market Fund                   115,567          115,567              115,567

Storage USA, Inc.              Common Stock                            433           14,927               16,282
                                                                                 -----------          -----------

                                                                                 $1,440,822           $1,575,064
                                                                                 ===========          ===========



                                                               11


                                        STORAGE USA, INC. 401 (K) PLAN
                               Item 27a - Schedule of Assets Held for Investment
                                        Employer ID Number: 62-1251239
                                               Plan Number: 001
                                               December 31, 1995
                                                    -------


                                 Description                     Number of                           Current
Identity of Issuer              of Investments                 Shares / Units        Cost             Value
------------------              --------------                 --------------        ----             -----
Putnam Mutual Fund              Equity Income Fund                 10,882          $101,274         $120,574

Putnam Mutual Fund              Global Growth Fund                 13,307           123,738          129,873

Putnam Mutual Fund              U.S.  Government Fund               3,728            46,892           49,049

Putnam Mutual Fund              Growth and Income Fund             11,519           162,831          184,999

Putnam Mutual Fund              Voyager Fund                       10,013           126,289          147,694

Putnam Mutual Fund              Money Market Fund                  34,679            34,679           34,679
                                                                                   --------         --------

                                                                                   $595,703         $666,868
                                                                                   ========         ========


                                                               12


                                                   STORAGE USA, INC. 401 (K) PLAN
                                          Item 27d - Schedule of Reportable Transactions*
                                                   Employer ID Number: 62-1251239
                                                          Plan Number: 001
                                                for the year ended December 31, 1996
                                                               -------


                                                                                                            Current Value
                                                                                                            of Asset on
                 Identity of                     Description of    Number of    Purchase Selling  Cost of   Transaction   Net Gain
               Party Involved                      Investment     Transactions   Price    Price    Asset        Date       (Loss)
               --------------                      ----------     ------------   -----    -----    -----    ------------   ------

I.   Single transaction in excess of 5% of the
       Plan's assets as of January 1, 1996           None

II.  Series of transactions with respect to
       any plan assets others than securities
       in excess of 5% of the Plan's assets as
       of January 1, 1996                            None

III. Series of transactions with respect to
       securities of the same issue in excess
       of 5% of the Plan's assets as of
       January 1, 1996:
            Putnam Mutual Fund**               Equity Income Fund       57     $130,170           $130,170    $130,170

            Putnam Mutual Fund**               Global Growth Fund       59      202,657            202,657     202,657

            Putnam Mutual Fund**               U.S. Government Fund     55       53,451             53,451      53,451

            Putnam Mutual Fund**               Growth & Income Fund     72      232,241            232,241     232,241

            Putnam Mutual Fund**               Growth & Income Fund    122               $45,042    40,242      45,042     $4,800

            Putnam Mutual Fund**               Voyager Fund             54      269,569            269,569     269,569

            Putnam Mutual Fund**               Money Market Fund       113      107,208            107,208     107,208

IV.  Any transaction with respect to
       securities with a person if any prior
       or subsequent transactions with such
       person exceeded 5% of the Plan's assets
       of January 1, 1996                           None


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1996, as defined in Section
     2520103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


**   Represents transactions with Party-In-Interest

                                                                 13


                                                   STORAGE USA, INC. 401 (K) PLAN
                                          Item 27d - Schedule of Reportable Transactions*
                                                   Employer ID Number: 62-1251239
                                                          Plan Number: 001
                                                for the year ended December 31, 1995
                                                               -------

                                                                                                            Current Value
                                                                                                            of Asset on
                 Identity of                     Description of    Number of    Purchase Selling  Cost of   Transaction   Net Gain
               Party Involved                      Investment     Transactions   Price    Price    Asset        Date       (Loss)
               --------------                      ----------     ------------   -----    -----    -----    ------------   ------

I. Single transaction in excess of 5% of the Plan's assets as of January 1, 1995
                                                      None

II.    Series of transactions with respect to
         any plan assets others than securities
         in excess of 5% of the Plan's assets as
         of January 1, 1995                           None

III.   Series of transactions with respect to
         securities of the same issue in excess
         of 5% of the Plan's assets as of
         January 1, 1995:

            Putnam Mutual Fund**             Equity Income Fund        29       $72,650          $ 72,650    $ 72,650

            Putnam Mutual Fund**             Global Growth Fund        34        96,338            96,338      96,338

            Putnam Mutual Fund**             Global Growth Fund        50                $17,264   16,441      17,264     $  823

            Putnam Mutual Fund**             U.S. Government Fund      37        37,426            37,426      37,426

            Putnam Mutual Fund**             Growth & Income Fund      38       119,745           119,745     119,745

            Putnam Mutual Fund**             Growth & Income Fund      50                 14,085   12,763      14,085      1,322

            Putnam Mutual Fund**             Voyager Fund              35       102,330           102,330     102,330

            Putnam Mutual Fund**             Voyager Fund              47                 21,568   18,941      21,568      2,627

            Putnam Mutual Fund**             Money Market Fund         64        30,662            30,662      30,662


IV.    Any transaction with respect to
         securities with a person if any prior
         or subsequent transactions with such
         person exceeded 5% of the Plan's assets
         of January 1, 1995                           None


* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of January 1, 1995, as defined in Section
     2520103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

**   Represents transactions with Party-In-Interest

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     STORAGE USA, INC.
                                     EMPLOYEE SAVINGS PLAN

                                     /s/ Christopher  P. Marr
                                     -----------------------------------
                                     Christopher  P. Marr
                                     Trustee


Dated:  July 14, 1997

                                  EXHIBIT INDEX




23.1     Consent of Independent Accountants